As filed with the Securities and Exchange Commission on April 14, 2026

Registration No. 333-273828

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3

to

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Cantor Fitzgerald Income Trust, Inc.

(Exact name of registrant as specified in its charter)

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Cantor Fitzgerald Income Advisors, LLC

Adam Brajer

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lindsey Magaro	Stephen M. Merkel
Alston & Bird LLP	Cantor Fitzgerald Investors, LLC
1201 West Peachtree St. Atlanta, GA 30309	499 Park Avenue New York, NY 10022
(404) 881-7410	(212) 938-5000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-273828

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (No. 333-273828) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits

(b)
Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Index

Exhibit Number	Description
3.1	Articles Supplementary designating the Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 10, 2026)
10.1

First Amendment to Second Amended and Restated Limited Partnership Agreement of Cantor Fitzgerald Income Trust Operating Partnership, L.P., dated April 8, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 10, 2026)

10.3

Underwriting Agreement, dated March 30, 2026, by and among Cantor Fitzgerald Income Trust, Inc., Cantor Fitzgerald Income Trust Operating Partnership, L.P., Cantor Fitzgerald Income Advisors, LLC and Cantor Fitzgerald & Co (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on April 2, 2026)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 24, 2026)
23.1*	Consent of Ernst & Young LLP
24.1*	Power of Attorney

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 14, 2026.

CANTOR FITZGERALD INCOME TRUST, INC.

By:	/s/ William Ferri
William Ferri
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on April 14, 2026.

Name	Title

/s/ William Ferri	Chief Executive Officer (Principal Executive Officer)
William Ferri

/s/ Brandon Lutnick	Chairman of the Board of Directors
Brandon Lutnick

/s/ Danny H. Salinas	Director, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Danny H. Salinas

*	Director
Kyle Lutnick

*	Independent Director
Arthur F. Backal

*	Independent Director
John M. Matteson

*	Independent Director
Dean Palin

*By:	/s/ William Ferri
William Ferri
Attorney-in-fact

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 23, 2026, in Amendment No. 3 to the Registration Statement (Form S-11 No. 333-273828) and related Prospectus of Cantor Fitzgerald Income Trust, Inc.

/s/ Ernst & Young LLP

New York, New York
April 14, 2026

Exhibit 24.1

POWER OF ATTORNEY

I, the undersigned director of Cantor Fitzgerald Income Trust, Inc., hereby severally constitute William Ferri and Danny H. Salinas, and each of them singly, my true and lawful attorneys with full power to them, and each of them singly, to sign for me and in my name in the capacity indicated below, the Registration Statement (File No. 333-273828) and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in my name and in my capacity as a director to enable Cantor Fitzgerald Income Trust, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming my signature as it may be signed by my said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Name	Title	Date

/s/ Kyle Lutnick	Director	April 6, 2026
Kyle Lutnick